Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

Three and six months ended June 30, 2024

SKEENA RESOURCES LIMITED

Management’s Discussion and Analysis

For the three and six months ended June 30, 2024
(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

INTRODUCTION

The Management’s Discussion & Analysis (“MD&A”) has been prepared by management and reviewed and approved by the Board of Directors of Skeena Resources Limited (“Skeena”, “us”, “our” or the “Company”) on August 8, 2024. The following discussion of performance, financial condition and future prospects should be read in conjunction with the condensed interim consolidated financial statements and the related notes thereto for the three and six months ended June 30, 2024 and June 30, 2023. In addition, this MD&A should be read in conjunction with the audited annual consolidated financial statements and the related notes thereto for the years ended December 31, 2023 and December 31, 2022. The information provided herein supplements but does not form part of the condensed interim consolidated financial statements. This discussion covers the three and six months ended June 30, 2024 and the subsequent period up to August 8, 2024, the date of issue of this MD&A. Monetary amounts in the following discussion are in Canadian dollars, unless otherwise noted.

Additional information, including audited annual consolidated financial statements and more detail on specific mineral exploration properties discussed in this MD&A can be found on the Company’s System for Electronic Document Analysis and Retrieval (“SEDAR+”) profile at www.sedarplus.ca, the Company’s Electronic Data Gathering, Analysis, and Retrieval system (“EDGAR”) profile at www.sec.gov. Information on risks associated with investing in the Company’s securities is contained in the most recently filed Annual Information Form.

The technical information presented herein has been reviewed by Paul Geddes, P.Geo, the Company’s Senior Vice President of Exploration & Resource Development, and a qualified person as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) (see “Responsibility for Technical Information” section below).

This MD&A contains forward looking information. Please read the cautionary statements on pages 4 and 5 carefully.

Management’s Discussion & Analysis | 2

SKEENA RESOURCES LIMITED

Management’s Discussion and Analysis

For the three and six months ended June 30, 2024
(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

CONTENTS
INTRODUCTION	2
FORWARD LOOKING STATEMENTS	4
THE COMPANY	6
EXPLORATION PROPERTIES	7
RECENT PROGRESS AT ESKAY CREEK AND SNIP	9
ENVIRONMENTAL, SOCIAL AND CORPORATE GOVERNANCE UPDATE	14
RECENT TRANSACTIONS	16
DISCUSSION OF OPERATIONS	19
SUMMARY OF QUARTERLY RESULTS	22
LIQUIDITY AND CAPITAL RESOURCES	23
CRITICAL ACCOUNTING ESTIMATES	24
CHANGES IN ACCOUNTING POLICIES	24
FINANCIAL INSTRUMENTS	25
RELATED PARTY TRANSACTIONS	27
INTERNAL CONTROL OVER FINANCIAL REPORTING	28
RISK FACTORS	29
RESPONSIBILITY FOR TECHNICAL INFORMATION	32
INFORMATION CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED RESOURCES	32
CONTINGENCIES	33
OFF BALANCE SHEET ARRANGEMENTS	33
CONTRACTUAL OBLIGATIONS	33
OUTSTANDING SHARE DATA	34
OTHER INFORMATION	35

Management’s Discussion & Analysis | 3

SKEENA RESOURCES LIMITED

Management’s Discussion and Analysis

For the three and six months ended June 30, 2024
(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

FORWARD LOOKING STATEMENTS

This MD&A contains certain forward-looking statements or forward-looking information within the meaning of applicable Canadian and US securities laws. All statements and information, other than statements of historical fact, included in or incorporated by reference into this MD&A are forward-looking statements and forward-looking information, including, without limitation, statements regarding activities, events or developments that we expect or anticipate may occur in the future. Such forward-looking statements and information can be identified by the use of forward-looking words such as  “plans”, “envisions”, “aiming”, “expects” or “does not expect”, “is expected”, “budget” or “budgeted”, “scheduled”, “estimates”, “projects”, “intends”, “proposes”, “progressing towards”, “in search of”, “complete”, “anticipates” or “does not anticipate”, “believes”, “often”, “likely”, “may”, “will”, “should”, “intend”, “anticipate”, “proposed”, “potential”, or variations of such words and phrases or statements that certain actions, events, or results “may”, “can”, “could”, “would”, “might”, “will be taken”, “occur”, “continue”, or “be achieved” or similar words and expressions or the negative and grammatical variations thereof, or statements that certain events or conditions “may” or “will” happen, or by discussions of strategy. There can be no assurance that the plans, intentions or expectations upon which such forward-looking statements and information are based will occur or, even if they do occur, will result in the performance, events or results expected.

The forward-looking statements and forward-looking information reflect the current beliefs of the Company, and are based on currently available information. Accordingly, these statements are subject to known and unknown risks, uncertainties and other factors which could cause the actual results, performance or achievements of the Company to be materially different from those expressed in or implied by the forward-looking statements. The forward-looking information in this MD&A includes, without limitation, estimates, forecasts, plans, priorities, strategies and statements as to the Company’s current expectations and assumptions concerning, among other things, ability to access sufficient funds to carry on operations, the Company's ability to buy back the gold stream in the future; amounts drawn and the timing of and completion of conditions precedent in respect of the senior secured loan, gold stream agreement, additional equity investment and the cost over-run facility, the availability of the senior secured loan as a source of future liquidity, financial and operational performance and prospects, ability to minimize negative environmental impacts of the Company’s operations, anticipated outcomes of lawsuits and other legal issues, permits and licenses, treatment under governmental regulatory regimes, stability of various governments including those who consider themselves self-governing, continuation of rights to explore and mine, collection of receivables, the success of exploration programs, the estimation of mineral resources, the ability to convert resources or mineral reserves, anticipated conclusions of economic assessments of projects, the suitability of our mineral projects to become open-pit mines, our ability to attract and retain skilled staff,  expectations of market prices and costs, exploration, development and expansion plans and objectives, requirements for additional capital, the availability of financing, and the future development and costs and outcomes of the Company’s exploration projects. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause actual results to vary materially.

We caution readers of this MD&A not to place undue reliance on forward-looking statements and information contained herein, which are not a guarantee of performance, events or results and are subject to a number of risks, uncertainties and other factors that could cause actual performance, events or results to differ materially from those expressed or implied by such forward-looking statements and information. Such statements and information are based on numerous assumptions regarding, among other things, favourable equity markets, global financial condition, present and future business strategies and the environment in which the Company will operate in the future, including the price of commodities, anticipated costs, ability to achieve goals (including, without limitation, timing and amount of production), timing and availability of additional required financing on favourable terms, decision to implement (including the business strategy, timing and structure thereof), the ability to successfully complete proposed mergers and acquisitions and the expected results of such acquisitions on our operations, the ability to obtain or maintain permits, mineability and marketability, exchange and interest rate assumptions, including, without limitation, being approximately consistent with the assumptions in the FS (as defined herein ) and upcoming DFS (as defined herein), the availability of certain consumables and services and the prices for power and other key supplies, including, without limitation, being approximately consistent with assumptions in the FS and upcoming DFS, labour and materials costs, including, without limitation, assumptions underlying Mineral Reserve (as defined herein) and Mineral Resource (as defined herein) estimates, assumptions made in the feasibility economic assessment estimates, including, but not limited

Management’s Discussion & Analysis | 4

SKEENA RESOURCES LIMITED

Management’s Discussion and Analysis

For the three and six months ended June 30, 2024
(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

to, geological interpretation, grades, metal price assumptions, metallurgical and mining recovery rates, geotechnical and hydrogeological assumptions, capital and operating cost estimates, and general marketing, political, business and economic conditions, as applicable, results of exploration activities, ability to develop infrastructure, assumptions made in the interpretation of drill results, geology, grade and continuity of mineral deposits, expectations regarding access and demand for equipment, skilled labour and services needed for exploration and development of mineral properties, and that activities will not be adversely disrupted or impeded by exploration, development, operating, regulatory, political, community, economic and/or environmental risks. Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors. These factors include: the ability to obtain permits or approvals required to conduct planned exploration, development, construction and operation; the results of exploration and development; inaccurate geological and engineering assumptions; unanticipated future operational difficulties (including cost escalation, unavailability of materials and equipment, industrial disturbances or other job action and unanticipated events related to health, safety and environmental matters); social unrest; failure of counterparties to perform their contractual obligations; changes in priorities, plans, strategies and prospects; general economic, industry, business and market conditions; disruptions or changes in the credit or securities markets; changes in law, regulation, or application and interpretation of the same; the ability to implement business plans and strategies, and to pursue business opportunities; rulings by courts or arbitrators, proceedings and investigations; inflationary pressures; the ability of the Company to integrate acquired properties into its current business; and various other events, conditions or circumstances that could disrupt Skeena’s priorities, plans, strategies and prospects including those detailed from time to time in the Company’s reports and public filings with the Canadian and US securities administrators, filed on SEDAR+ and EDGAR.

This information speaks only as of the date of this MD&A. The Company undertakes no obligation to revise or update forward-looking information after the date of this document, nor to make revisions to reflect the occurrence of future unanticipated events, except as required under applicable securities laws or the policies of the Toronto Stock Exchange or the New York Stock Exchange.

Management’s Discussion & Analysis | 5

SKEENA RESOURCES LIMITED

Management’s Discussion and Analysis

For the three and six months ended June 30, 2024
(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

THE COMPANY

The principal business of Skeena is the exploration and development of mineral properties in the Golden Triangle region of northwest British Columbia, Canada. The Company owns or controls several exploration-stage properties in the region, including the past-producing Eskay Creek Revitalization Project (“Eskay Creek” or “Eskay Creek Project”), and the past-producing Snip gold mine (“Snip”).

The Company was awarded the 2023 A.O. Dufresne Exploration Achievement Award for exploration success and resource growth at Eskay Creek. The award was presented to Skeena during the Canadian Institute of Mining, Metallurgy and Petroleum Awards Gala on May 1, 2023.

In addition to Eskay Creek and Snip, the Company also owns several exploration stage mineral properties in the Golden Triangle and Liard Mining Division of British Columbia.

Figure 1: Property Locations – British Columbia’s Golden Triangle

The Company is a reporting issuer in all the provinces of Canada except Quebec, and trades on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”), both under the symbol SKE, and on the Frankfurt Stock Exchange under the symbol RXF.

Management’s Discussion & Analysis | 6

SKEENA RESOURCES LIMITED

Management’s Discussion and Analysis

For the three and six months ended June 30, 2024
(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

EXPLORATION PROPERTIES

See “The Company” section above for discussion of the exploration properties held by the Company. The Company considers the Eskay Creek Project to be its primary project.

Eskay Creek Project, British Columbia, Canada

Geological background

The Eskay Creek volcanogenic massive sulphide (“VMS”) and epigenetic deposits were emplaced in a submarine bimodal volcanic environment which are believed to be constrained within a contemporaneous fault-bounded basin. The volcanic sequence consists of footwall rhyolite units overlain by younger basalt units. The contact mudstone terrigenous sediments were deposited at a time of depositional quiescence during an otherwise active period of volcanism. This mudstone (“Contact Mudstone”) is spatially and temporally related to the main mineralizing event at Eskay Creek. The two are separated by the Contact Mudstone which hosts most of the historically exploited mineralization at Eskay Creek.

The Company’s drilling programs have intercepted a compositionally similar mudstone unit (the Lower Mudstone) positioned approximately 100 metres (“m”) stratigraphically below the Contact Mudstone. The Lower Mudstone represents a similar period of volcanic quiescence during which clastic sedimentation dominated prior to the onset of bimodal volcanism that formed the Eskay Creek deposits. The presence of the Lower Mudstone demonstrates the stratigraphic cyclicity which is common to the group of VMS deposits worldwide, of which Eskay Creek is a member.

The bonanza precious metal Au-Ag grades and epithermal suite of associated elements (Hg-Sb-As) occur predominantly within the Contact Mudstone but are not distributed uniformly throughout the unit. Rather, they are spatially associated with, and concentrated near interpreted hydrothermal vents fed from underlying syn-volcanic feeders. Company drilling campaigns, starting in 2019, have intercepted feeder-style, discordant mineralization in the footwall rhyolites.

Historically, the underlying rhyolite-hosted feeder style mineralization was minimally exploited due to its lower Au-Ag grades. It is noteworthy this rhyolite-hosted mineralization is not enriched in the Hg-Sb-As suite of elements and was often blended with mudstone-hosted zones to reduce smelter penalties for the on-site milled concentrates and direct shipping ore.

Mining history

The Eskay Creek property historically operated as a high-grade underground operation. Underground mining operations were conducted from 1995 to 2008. From 1995 to 1997, ore was direct-shipped after blending and primary crushing. From 1997 to closure in 2008, ore was milled on site to produce a shipping concentrate.

Eskay Creek’s historic production was 3.3 million ounces of gold and 162 million ounces of silver from 2.3 million tonnes (“Mt”) of ore. The property was regarded as having been the highest-grade gold operation in the world with an average grade of 45 grams per tonne (“g/t”) gold and over 2,000 g/t silver.

The historical production for Eskay Creek is summarized in Figure 2.

Management’s Discussion & Analysis | 7

SKEENA RESOURCES LIMITED

Management’s Discussion and Analysis

For the three and six months ended June 30, 2024
(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

Figure 2: Eskay Creek Historical Production

Skeena history at Eskay Creek

In August 2018, Skeena commenced an initial surface drill program at Eskay Creek. This first phase of exploratory and definition drilling was focused on the historically unmined portions of the 21A, 21C and 22 Zones of mineralization.

These near-surface targets are located proximal to the historical mine footprint and held potential for expansion of mineralization which may be suitable for open-pit mining. The goal of the 2019 Phase I program was to increase drill density in select areas of mineralization to increase confidence in the resource and allow for future mine planning, collect fresh material for preliminary metallurgical testing and expand exploration into areas that had not previously been drill tested to delineate additional resources. The results of this drill program were incorporated into the results of an initial resource estimate for the Eskay deposit.

The Phase I infill and expansion drilling program at Eskay Creek successfully upgraded the Inferred Resources (as defined in NI  43-101) hosted in the various zones. During this program, two additional drill holes (SK--19--063 and SK--19--067) were extended below the Inferred Resources to test the exploration potential of a secondary and lesser-known mineralized mudstone horizon, termed the Lower Mudstone.

On November 7, 2019, the Company published a Preliminary Economic Assessment (“PEA”) prepared by Ausenco Engineering Canada Inc. (“Ausenco”), supported by SRK Consulting (Canada) Inc. (“SRK”), and AGP Mining Consultants Inc. (“AGP”), for the Eskay Creek Project. On September 1, 2021, the Company advanced the PEA to a Prefeasibility Study for the Eskay Creek Project prepared by Ausenco, SRK, and AGP (the “PFS”).

On September 19, 2022, the Company published a Feasibility Study (“FS”) for the Eskay Creek Project, prepared by Ausenco (the “2022-FS”).  A summary of the 2022-FS results was published in a news release on September 8, 2022.

On December 22, 2023, the Company published an Updated Feasibility Study for the Eskay Creek Project (the “2023-DFS” or “DFS”), prepared by Sedgman Canada Ltd. (“Sedgman”) and Global Resource Engineering (“GRE”).

Management’s Discussion & Analysis | 8

SKEENA RESOURCES LIMITED

Management’s Discussion and Analysis

For the three and six months ended June 30, 2024
(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

RECENT PROGRESS AT ESKAY CREEK AND SNIP

2023 Resource Update - Eskay Creek Project

On June 20, 2023, the Company announced an updated Mineral Resource Estimate (“MRE”) for Eskay Creek that incorporated an additional 278 drillholes totaling 67,885 metres, enhancements to the resource estimation methods, and updated metallurgical process recoveries. Overall, total pit constrained Measured and Indicated Resource grew to 5.6 million ounces (“Moz”) at 3.47 g/t gold equivalent (“AuEq”) including 4.1 Moz at 2.57 g/t Au and 102.5 Moz Ag at 63.63 g/t Ag, representing a growth of 8% compared to 2022 MRE. Measured Category AuEq Resources increased by 23% and now account for 73% of the total pit constrained MRE, up from 63% in the 2022 MRE.

Table 4: Eskay Creek consolidated pit constrained resources (0.7 g/t AuEq cut-off grade) and underground resources (3.2 g/t AuEq cut-off grade).

Category	Tonnes (‘000)	AuEq (g/t)	Au (g/t)	Ag (g/t)	AuEq Ounces (‘000)	Au Ounces (‘000)	Ag Ounces (‘000)
Measured Pit	27,881	4.60	3.34	88.91	4,126	2,997	79,701
Measured UG	838	7.31	5.29	142.59	197	142	3,842
Total Measured	28,719	4.68	3.40	90.48	4,323	3,139	83,543
Indicated Pit	22,229	2.05	1.60	31.91	1,465	1,142	22,803
Indicated UG	989	4.91	4.12	55.68	156	131	1,771
Total Indicated	23,218	2.17	1.71	32.92	1,621	1,273	24,574
M+I Pit	50,110	3.47	2.57	63.63	5,591	4,139	102,504
M+I UG	1,827	6.01	4.66	95.54	353	273	5,613
Total M+I	51,937	3.56	2.64	64.75	5,944	4,412	108,117
Inferred Pit	643	1.92	1.46	32.33	40	30	668
Inferred UG	272	4.57	4.21	23.37	40	37	222
Total Inferred	915	2.71	2.28	30.26	80	67	890

All references to AuEq in the Eskay Creek MRE disclosure have factored metallurgical recoveries as per the calculation: AuEq = ((Au*1,700*0.84) + (Ag*23*0.88)) / (1,700*0.84), US$1,700/oz Au, US$23/oz Ag, 84% gold recovery and 88% silver recovery.

The 2023 MRE pit parameters used to determine Resources with reasonable prospects for eventual economic extraction are analogous to those used for the 2022 MRE apart from the updated metallurgical process recoveries of 84% gold and 88% silver which informed the 2022-FS. The differential in assumed process recoveries resulted in the shallowing of the Resource reporting pit in certain areas relative to the 2022 MRE. Conversely, the 2022 drilling programs in the 23 and 21A West Zones generated new resources which resulted in pit expansions.

2023 DFS – Eskay Creek Project

On December 22, 2023, the Company published the 2023-DFS prepared by Sedgman and GRE. The DFS highlights a base-case after-tax NPV of C$2.0B, representing an increase of 40% relative to the 2022-FS base-case after-tax net present value (“NPV”) of C$1.4B.

Management’s Discussion & Analysis | 9

SKEENA RESOURCES LIMITED

Management’s Discussion and Analysis

For the three and six months ended June 30, 2024
(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

The 2023-DFS incorporates several key enhancements and de-risking strategies relative to the 2022-FS including (1) increase in mineral reserve and mine life extension to 12-years, (2) remodelled ore body based on a more selective mining approach with smaller block size, (3) pre-production mining accelerated to create a larger stockpile at start-up, (4) metallurgical test work completed that supports a simplified flow sheet and results in a 43% reduction of mass pull with no material change to recovery, (5) lower concentrate tonnages at higher grades result in increased payables and decreased transport and smelter costs, (6) updated capital cost estimates to reflect a plan that is executable, technically proven, and significantly de-risked with an additional year of engineering and studies, and (7) on-site permanent camp brought forward in plan and relocated away from mine infrastructure to improve workforce attraction and retention, promote employee well-being, and to ensure sufficient available camp space during construction.

Table 3: Proven and Probable Mineral Reserves (Eskay Creek)

Category	Tonnes (Mt)	AuEq (g/t)	Au (g/t)	Ag (g/t)	AuEq Ounces (Moz)	Au Ounces (Moz)	Ag Ounces (Moz)
Proven	27.95	4.1	3.0	80.9	3.67	2.66	72.66
Probable	11.89	2.3	1.8	40.1	0.89	0.68	15.31
Total Reserves	39.84	3.6	2.6	68.7	4.56	3.34	87.97

2023 Site Works – Eskay Creek Project

During 2023, early works construction activities commenced on the Eskay Creek Project. These activities included:

●	Commencement of drill & blast excavation to prepare the site for future mine infrastructure and totaled approximately 230,000m3 of material moved
●	Installation and successful commissioning of the on-site Assay Lab
●	Continued geotechnical site investigation (“GSI”) programs to inform open-pit and infrastructure engineering and to support project permitting requirements

2023 MRE – Snip

On September 5, 2023, Skeena released an updated MRE, for Snip which incorporates an additional 307 drillholes totaling 46,268 metres, enhancements to the geological interpretation, resource estimation methods, long hole mining method parameters, and updated metallurgical process recoveries. The majority of the new drilling was completed by Hochschild Mining Holdings Limited (“Hochschild”) under their option agreement before Skeena regained 100% ownership of Snip in April 2023.

2023 Snip MRE highlights:

●	Updated MRE of 823,000 ounces grading 9.35 g/t Au in the Indicated category and 114,000 ounces grading 7.10 g/t Au in the Inferred category
●	An increase of 579,000 Au ounces in the Indicated Resource, representing a growth of 237% since the 2020 MRE
●	2021 and 2022 drilling programs heightened confidence of historical drilling data and improved certainty in continuity of the ore body
●	Metallurgical recovery assumption increased to 96% from 90% based on scoping-level test work

Management’s Discussion & Analysis | 10

SKEENA RESOURCES LIMITED

Management’s Discussion and Analysis

For the three and six months ended June 30, 2024
(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

2023 Regional Exploration Program

During 2023, the Company performed a grass roots reconnaissance exploration program on the KSP and Kingpin properties. These properties were acquired by Skeena on June 1, 2022 following the acquisition of QuestEx Gold & Copper Ltd. (“QuestEx”).

This acquisition added a total of 64,000 hectares of largely unexplored, highly prospective area to the Company’s already significant land package. The first pass of exploration on the KSP Property in 2023  was completing property-scale stream sediment sampling to identify geochemical anomalies. Based on the results of these efforts and historical data, the team completed geological mapping, sampling, and prospecting with the objective of identifying the source, style and scale of mineralization present. Additional information is detailed in the Company’s news release dated October 5, 2023.

2023 Eskay Creek Exploration

Discovery of new mineralization in 2022 at Eskay Deeps by exploratory drillhole SK-22-1081 (3.79 g/t Au, 59.4 g/t Ag over 32.19 metres), prompted the 2023 Eskay Deeps Phase I exploration program. Completed in Q4 2023, the Phase I Deeps program was designed to test for additional high-grade Contact Mudstone mineralization in the down-dip extension of the Eskay Rift ~1,000 metres north of the current Eskay Creek Reserves. Targeting was supported by geological modelling and geophysical data, focusing on areas that were inadequately explored by previous operators. In total, 8 drillholes and 2 wedge branches were completed totalling 13,787 metres. To date, the Company has only tested an area of Contact Mudstone measuring 350 metres by 1,000 metres downdip of the main deposit with wide drill spacings in excess of 100 metres. Considerable exploration potential still exists in the Eskay Deeps as many prehistoric and modern day mineralized rift systems typically extend for tens of kilometres.

All 2023 drillholes intersected anomalous trace mineralization in the Contact Mudstone. Additionally, 120 metres below the Contact Mudstone and hosted by footwall rhyolite breccias, 2023 drillhole SK-23-1182 intersected 3.92 g/t Au, 5.2 g/t Ag over 5.38 metres. SK-23-1182 is 50 metres from the discovery drillhole SK-22-1081, indicating that the mineralized hydrothermal system was still active in this area. Feeder zones similar to this typically have a high-grade expression at the Contact Mudstone, which is yet to be encountered in this area.

By testing Eskay Deeps at widely spaced (>100 metre) hole spacings, a wealth of new information was collected from the 2023 program which has yielded a refined interpretation of the Eskay Creek Rift Model at depth. The Rift Model will be further analyzed once combined with Skeena’s proposed 2024 seismic survey.

A total of 13 surface drillholes were completed in 2023 with the aim of following up on drill intersections discovered during the 2022 exploratory programs in the vicinity of the 22 Zone. Drilling in this area yielded new occurrences of footwall gold-silver mineralization highlighted by SK-23-1203, which intersected 19.87 g/t Au, 59.1 g/t Ag over 2.95 metres including 64.80 g/t Au, 132.0 g/t Ag over 0.85 metres and a second high grade interval averaging 21.10 g/t Au, 15.4 g/t Ag over 1.50 metres. Additional mineralization was identified 200 metres north of the 22 Zone by SK-23-1200 grading 0.63 g/t Au, 86.1 g/t Ag over 14.50 metres and 1.37 g/t Au, 7.6 g/t Ag over 5.00 metres. These new intersections are not expected to materially affect the existing open-pit Resources and Reserves in the 22 Zone.

2024 Site Works – Eskay Creek Project

On-site project construction activities resumed in Q2, 2024. Planned work for the 2024 construction season includes completion of the mine infrastructure pad, establishment of pilot roads to the technical sample open-pit and Tom Mackay Storage Facility, and commencement of technical sample pit mining.

Management’s Discussion & Analysis | 11

SKEENA RESOURCES LIMITED

Management’s Discussion and Analysis

For the three and six months ended June 30, 2024
(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

Engineering – Eskay Creek Project

Following completion of the DFS, engineering has advanced into the basic/detailed engineering phase of the project.  The equipment order process has commenced for vendor engineering and fabrication of long lead components such as warehouse building structural steel, SAG/ball mills, tertiary/regrind mills, transformers and the circuit breakers has begun.  Initial vendor documentation has been received and is being designed into the process plant 3D layout.

Pit Wall Steepening Investigation – Eskay Creek Project

Data collected during the 2023 GSI campaign will be analyzed during 2024 and used to support an updated engineering recommendation with respect to pit-wall slope angles. This analysis is expected to yield recommended pit-wall angles that are generally steeper than those informing the 2023-DFS pit design. If successful, this change would result in a favourable outcome for overall project economics through reduction in waste tonnes mined and/or increase in reserves.

Metallurgical Optimization & Simplified Flowsheet at Eskay Creek

Following Eskay Creek’s 2022-FS, and in preparation for the 2023-DFS, Skeena continued metallurgical test work using representative samples of Eskay Creek material. The focus of this work has been to simplify the process flowsheet and improve the quality of the concentrate expected to be produced from the flotation plant. Metallurgical tests were conducted through 2023 in support of the DFS to optimize the flowsheet and to increase grades of payable metals in the concentrate.

As part of the DFS, metallurgical testing was conducted on composite samples that represented a range of 15-35% Mudstone with the balance as Rhyolite, matching the expected range to be produced by the mine.

Concentrate Comparison of 2022 FS vs. 2023 DFS

	Units	2022 Feasibility Study	2023 Definitive Feasibility Study
Mass Yield to Concentrate (range)%		4.6 - 7.8%	2.6 - 5.3%
Mass Yield to Concentrate (average)%		6.8%	3.9%
Concentrate Production	dmt	2,018,000	1,574,000
Au Concentrate Grade (range)	g/t	25 - 50	40 - 95
Au Concentrate Grade (Y1-5 average)	g/t	48	82
Au Concentrate Grade (LOM average)	g/t	37	55
Ag Concentrate Grade (range)	g/t	674 - 1,629	1,020 - 2,970
Ag Concentrate Grade (Y1-5 average)	g/t	1,313	2,466
Ag Concentrate Grade (LOM average)	g/t	1,024	1,595

●	Concentrate production of 2,018,000 dmt in 2022-FS considered 29.9 Mt of mill feed over a 9-year life. Concentrate production of 1,574,000 dmt in 2023 DFS considers 39.8 Mt of mill feed over a 12-year life.

An alternative flowsheet compared to the 2022-FS was tested with the purpose of simplifying the process flowsheet. The new testwork program evaluated a range of primary grinds and determined that 40 microns (“µm”) is optimal prior to rougher flotation. Following rougher flotation, regrinding rougher concentrate to approximately 10 µm was determined to provide the best flotation results.

Management’s Discussion & Analysis | 12

SKEENA RESOURCES LIMITED

Management’s Discussion and Analysis

For the three and six months ended June 30, 2024
(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

The additional metallurgical testing has shown excellent results in producing a higher-grade gold and silver concentrate with lower concentrate volumes, compared to previous testing. Recoveries for gold were largely unchanged at 83%, slightly conservative based on test results, and silver recoveries increased from 88% to 91%, as compared to the 2022-FS .

The outcome of producing a higher-grade concentrate led to a substantial cost reduction over life of mine (“LOM”) in both treatment charges and transportation costs in comparison to the 2022-FS . In addition to decreasing costs, the higher-grade concentrate also provides an opportunity for the base metals content to be payable, and some previous penalty elements are now neutral and do not incur penalties.

2024 Exploration Programs

2024 Seismic Survey

The Company is aiming to perform a surface based seismic survey in Summer 2024. It has been proven by previous operators that more conventional geophysical methods such as electromagnetics and induced polarization are unable to directly discern the Eskay Creek gold-silver mineralization. The Company is investigating the potential for a seismic survey to indirectly target mineralization by better defining the rift and Contact Mudstone at depth that is critical for hosting Eskay Creek style deposits. Additional Eskay Deeps drilling will be driven by the results of the seismic survey. An amendment to the current Eskay Creek exploration permit has been submitted for government review and the Company is awaiting final approvals prior to executing the survey.

Hoodoo and KSP Properties

During Q2 2024, Skeena finalized a large airborne magnetics survey and data compilation for the new 74,633 hectare Hoodoo Project which was staked in October 2023. The Hoodoo property is situated approximately 65 kilometers northwest of Eskay Creek. Remarkably, this ground was unclaimed mineral tenure with virtually no historical exploration despite possessing very high prospectivity for alkalic porphyry deposits. Alkalic gold-copper porphyry deposits in the cordillera of British Columbia typically rank as the higher-grade end members such as Galore Creek and New Afton. These specific deposits are attractive exploration targets based on their atypically high gold tenor. To further hone 2024 drill targeting, the Company is currently performing a ZTEM airborne geophysical survey over the KSP property.

An accelerated exploration model will be employed in H2 2024 that judiciously ranks and ultimately culminates in drilling targets on the KSP and Hoodoo properties. The successes of the 2023 field program in discovering new gold-copper mineralization and increasing the geological understanding of the KSP and Hoodoo properties warrants augmented exploration in these areas. Overall, +10,000 metres has been budgeted for this regional program.

Maiden Engineering Study for Snip

Following the updated MRE for Snip, in 2024 Skeena will continue an engineering study on Snip to investigate Snip as a potential satellite operation, providing mineralized material to a centralized mill at Eskay Creek. The Company envisions the high-grade mineralization from Snip to further bolster the mine life at Eskay Creek by hauling and processing ore at the Eskay Creek mill.

Management’s Discussion & Analysis | 13

SKEENA RESOURCES LIMITED

Management’s Discussion and Analysis

For the three and six months ended June 30, 2024
(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

ENVIRONMENTAL, SOCIAL AND CORPORATE GOVERNANCE UPDATE

Environmental

Skeena is committed to minimizing negative environmental impacts from its operations and identifying opportunities to improve upon the environmental impacts of historical operations. As a high-grade ore body with a small operational footprint, Eskay Creek is expected to have much lower carbon emissions than comparable mines, and the proximity to hydroelectric power presents an opportunity to reduce this further.

One of Skeena’s core values is to respect and protect the land for future generations. Skeena’s employees, contractors and leadership live these values while conducting Skeena’s operations. A key example of this commitment to Skeena’s core values was the donation of the Spectrum property to create the nature conservancy further described below in the section “Relations with Indigenous Communities.”

Permitting

Eskay Creek is an operating mine under the Mines Act, currently on care and maintenance. The site has been maintained in good standing and environmental monitoring has been ongoing during operations and since the site was closed in 2008. There is a substantial database of environmental information for the site and region spanning almost 30 years.

To accommodate the mine design contemplated for future development, an updated Environmental Assessment and mine permits will be required. Environmental and socio-economic baseline studies are ongoing to support the Environmental Assessment and permitting processes.

The Company is in the Environmental Assessment process. The Impact Assessment Agency of Canada (“IAAC”) issued a Substitution Decision for the Eskay Creek Project in November 2022, so Eskay Creek will undergo a single assessment under the BC process, with IAAC participation through the BC process. The Eskay Creek Project achieved a readiness determination from the BC government and the Tahltan Central Government (“TCG”) in November 2022, and the Process Order for the project was issued in April 2023. Eskay Creek is in the Application Development phase of the BC Environmental Assessment process.

In August of 2022, Skeena received an amended Mines Act Permit which provides flexibility for closure and exploration related activities on the Permitted Mine Area. The Company continues to advance on numerous operational authorizations that support ongoing and expanded activity at the project site.

On January 17, 2023, the Company announced that it concluded a joint workplan arrangement with the BC Government and the TCG. The Eskay Creek Process Charter outlines the manner in which the parties will collaborate on the authorizations that are needed for the Eskay Creek Project and includes an objective timeline for the project. The objective target for permitting and authorizations required for project construction to be in place is H2 2025 and is dependent on regulatory and Indigenous government processes and available resources.

Social Community Relations

The Company has been working in the Tahltan Territory since 2014 and has developed a strong working relationship with the Tahltan Nation (“Tahltan”), which has a long-standing relationship with Eskay Creek. Previous operators maintained agreements with the Tahltan which included provisions for training, employment, and contracting opportunities. Skeena also maintains formal agreements with the TCG which guide communications, permitting, capacity and environmental practices for projects in Tahltan Territory. Skeena is currently engaged in Impact Benefit Agreement negotiations with the TCG.

Management’s Discussion & Analysis | 14

SKEENA RESOURCES LIMITED

Management’s Discussion and Analysis

For the three and six months ended June 30, 2024
(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

Skeena has established an agreement with the Gitanyow Hereditary Chiefs for participation in the Wilp Sustainability Assessment process. A portion of the traffic required to support the Eskay Creek Project will pass through Gitanyow Territory and the Wilp Sustainability Assessment process is their process to assess the potential impacts of that traffic. The agreement lays out the process that will be followed and provides for capacity funding to support Gitanyow’s assessment.

Skeena has also entered into an information sharing and confidentiality agreement with the Nisga’a Lisims Government. The Eskay Creek Project will make use of port facilities that are within Nisga’a Treaty area and will require certain information from Nisga’a to assess the potential impacts of port use on Nisga’a Treaty rights. The agreement provides for the information sharing to occur.

Relations with Indigenous Communities

Skeena has established a vision for the Company that includes committing to reconciliation with First Nations peoples through responsible and sustainable mining development, and to deliver value and prosperity to shareholders, employees, First Nation partners and surrounding communities.

One of Skeena’s core principles is to work closely with First Nations communities to achieve the responsible development of our projects, and to make a positive difference in the places we work. Skeena believes in building and sustaining mutually beneficial and supportive relationships with First Nations communities by creating a foundation of trust and respect, through open, honest and timely communication.

On April 8, 2021, Skeena announced that it had returned its mineral tenures on the Spectrum property, enabling the TCG, the Province of BC, Skeena, the Nature Conservancy of Canada and BC Parks Foundation to collaborate in the creation of a nature conservancy, the Tenh Dẕetle Conservancy.

Further to this announcement, the Company announced that it had entered into an investment agreement with the TCG, pursuant to which the TCG invested $5,000,000 into Skeena by purchasing 399,285 Tahltan Investment Rights (“Rights”) for approximately $12.52 per Right. Each Right will vest by converting into one Common Share of the Company upon the achievement of key company and permitting milestones, or over time, as set forth within the agreement, with all Rights vesting by the third anniversary of the agreement. The investment closed on April 16, 2021.

On July 19, 2021, two of the four milestones related to the previously announced Investment Rights Agreement with the TCG were met. As a result of achieving these milestones, 199,642 Rights were converted into 199,642 common shares of the Company. On January 17, 2023, TCG, the Government of BC, and Skeena signed a permitting Process Charter agreement for the Eskay Creek Project, triggering a third milestone achievement, resulting in the conversion of 119,785 Rights into 119,785 common shares of the Company. During the six months ended June 30, 2024, the fourth and final milestone was met, resulting in the conversion of 79,858 Rights into 79,858 common shares of the Company.

The Eskay Creek site is also subject to assertions of traditional use by Tsetsaut Skii km Lax Ha (“TSKLH”). Skeena has engaged with TSKLH for information sharing about the Eskay Creek Project and contracting and business opportunities related to our current activities.

Highway access to the Eskay Creek site and to tidewater ports for future shipping crosses through the Nass Wildlife Area, lands which are subject to the terms of the Nisga’a Final Agreement. Skeena has engaged with the Nisga’a Lisims Government directly and through the Environmental Assessment process to address Nisga’a concerns through the collaborative development of a Nisga’a process which meets requirements under paragraphs 8(e) and 8(f) of Chapter 10 in the Nisga’a Treaty and aligns with requirements in the Process Order. The highway access also passes through the Traditional Territory of the Gitanyow Hereditary Chiefs. Skeena has engaged with the Hereditary Chiefs Office to explain the project plans and request feedback.

Management’s Discussion & Analysis | 15

SKEENA RESOURCES LIMITED

Management’s Discussion and Analysis

For the three and six months ended June 30, 2024
(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

Governance

In support of the culture and goals of the Company, and to better communicate them as the Company grows, Skeena has established formal mission, vision, and values statements and has implemented a suite of comprehensive board level policies. A set of complementary operational level policies were developed for staff and contractors and have been implemented to support the board level policies.

As part of the focus on ever-improving corporate governance, the Company has also engaged independent corporate governance consultants to further assist with improving Skeena’s policies and procedures as needed.

Environmental, Social, and Governance Report

The Company has published its Environmental, Social and Governance (“ESG”) Report for 2023 on its website. The report provides Skeena shareholders and stakeholders with a comprehensive overview of the Company’s ESG practices, commitments and performance for the year.

RECENT TRANSACTIONS

Financing Transactions

On June 24, 2024, the Company entered into binding commitments with Orion Resource Partners (“Orion”) with respect to a construction financing package for the development and construction of the Eskay Creek. The financing package is comprised of an equity investment, a gold stream, a senior secured term loan facility and a cost over-run facility.

The total financing package of US$750 million is comprised of an equity investment, gold stream, senior secured term loan, and a cost over-run facility:

●	US$100 million equity investment priced at a meaningful premium to the Company’s five-day volume weighted average share price.
●	US$200 million gold stream with option to buy back up to 66.7% for the 12-month period after start of commercial production (the “Gold Stream”).
●	US$350 million of committed capital available from a senior secured term loan with 1% standby fee and no break fee (the “Senior Secured Term Loan”).
●	US$100 million cost over-run facility in the form of an additional gold stream subject to the same standby terms as the Senior Secured Term Loan (the “Cost Contingency”).

Equity Investment - US$100,000,000

●	Orion has committed to purchase US$100 million of Skeena’s common shares with a portion of the equity commitment priced and closing immediately and the balance (US$25 million) closing at a later date.
o	Orion was the back-end buyer of a C$100 million development flow-through private placement transaction in which Skeena issued 12,021,977 shares at a price of C$8.32 per share.
o	Orion also purchased 3,418,702 common shares priced at C$6.65 per share (C$22.75 million / US$16.6 million).
o	The balance of Orion’s equity investment commitment into Skeena is expected to close later this year with pricing to be set at the time of the investment.
●	Orion will have the right to participate in any future equity or equity-linked offerings by Skeena up to the level of its ownership at the time of the offering provided that Orion continues to own at least 5% of the basic shares outstanding of the Company.

Management’s Discussion & Analysis | 16

SKEENA RESOURCES LIMITED

Management’s Discussion and Analysis

For the three and six months ended June 30, 2024
(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

●	The shares of Skeena issued in connection with the equity investment are subject to the 4-month hold period required under applicable securities law in Canada. In addition, until the earlier of (i) 12 months after the Closing Date; or (ii) the termination of the Senior Secured Term Loan or Gold Stream, Orion has agreed to not transfer its Skeena common shares without approval from Skeena’s board of directors.

Gold Stream - US$200,000,000

●	Gold Stream agreement to be drawn in five tranches
o	The initial tranche of US$5 million (received in July 2024)
o	The second tranche of US$45 million will be available after receipt of the Technical Sample permit.
o	The next three tranches of US$50 million are available as needed to support the project construction schedule.
●	Once the stream is fully drawn, Orion will be entitled to receive 10.55% of payable gold produced from the mine (“Stream Percentage”) at a price equal to 10% of the LBMA AM gold fixing price three days prior to the delivery day for the life of mine of the Project.
●	The silver production is not subject to the stream agreement.
●	For a period of 12 months following the project completion date, Skeena may, at any time, reduce the Stream Percentage by 66.67% by repaying Orion the proportional deposit plus an imputed 18% IRR.
●	The area of interest for the stream is constrained to 500 meters around the existing mineral reserves and resources currently delineated at Eskay Creek.

Cost Over-run Facility - US$100,000,000

●	After fully drawing the Senior Secured Term Loan, Skeena may request an additional $100,000,000 deposit with the same pro-rata terms as the Gold Stream other than being subject to a 2% original issue discount and a 1% availability fee.

Senior Secured Term Loan - US$350,000,000

●	Term: 5.75 years from the first drawdown.
●	Availability period: Drawdowns will be in four equal tranches of US$87,500,000.
●	Availability fee: 1.0% per year on the undrawn portion.
●	Coupon: 3-month US$ SOFR (subject to a minimum of 1.5%) plus 7.75% margin, calculated based on the number of days elapsed in the quarter divided by 360 days. In the case of default, the margin will increase by 2%.
●	Interest and principal repayment: Interest to be paid quarterly until the maturity date. Commencing 3 months following the planned project completion, the principal shall amortize and be payable in 15 quarterly installments. Skeena may prepay the loan and any accrued unpaid interest in full or in part at any time without any penalty.
●	Original issue discount: 2.0% of the Senior Secured Term Loan Amount, which shall be paid pro-rata upon the funding of each tranche.
●	No break fee: Skeena may terminate the Senior Secured Term Loan at any time without incurring penalties.

Management’s Discussion & Analysis | 17

SKEENA RESOURCES LIMITED

Management’s Discussion and Analysis

For the three and six months ended June 30, 2024
(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

Other Capital Transactions

As described in the previous section, on June 24, 2024, the Company closed a non-brokered private placement offering, whereby gross proceeds of $22,750,000 were raised by the issuance of 3,418,702 common shares at a price of $6.6545 per common share.

As descrbied in the previous section, on June 24, 2024, the Company also closed a non-brokered private placement offering, whereby gross proceeds of $100,000,000 were raised by the issuance of 12,021,977 flow-through shares at a price of $8.3181 per flow-through share.

During the six months ended June 30, 2024, the Company granted 53,563 DSUs to the non-executive members of the Board of Directors in connection with the settlement of accrued directors fees.

On May 10, 2024, the Company granted 90,000 stock options and 10,000 RSUs to various employees of the Company. The stock options and RSUs vest over a 36-month period, with one third of the stock options and RSUs vesting on each anniversary of the grant. The stock options have a term of 5 years, with each option allowing the holder to purchase one common share of the Company at a price of $6.75 per common share.

On May 22, 2024, the Company granted 60,000 stock options to an employee of the Company. The stock options vest over a 36-month period, with one third of the stock options and RSUs vesting on each anniversary of the grant. The stock options have a term of 5 years, with each option allowing the holder to purchase one common share of the Company at a price of $6.48 per common share.

On January 28, 2024, the Company granted 822,093 stock options, 323,940 RSUs and 105,080 DSUs to various directors, officers, employees and consultants of the Company. The stock options and RSUs vest over a 36-month period, with one third of the stock options and RSUs vesting on each anniversary of the grant. The stock options have a term of 5 years, with each option allowing the holder to purchase one common share of the Company at a price of $5.71 per common share. In addition to the vesting period above, the stock options and RSUs granted to senior management will only vest upon the Company raising at least $65,000,000. During the six months ended June 30, 2024, the regulatory and financing conditions were met.

On January 28, 2024, the Company also granted 200,000 stock options to a consultant of the Company. The options have a term of 5 years and vest over a 24-month period, with one quarter of the stock options vesting every 6 months from the date of grant. Each option allows the holder to purchase one common share of the Company at a price of $5.71 per common share.

During the six months ended June 30, 2024, the Company granted the following:

Incentive Grant	Granted	Weighted Average Fair Value Per Unit
Stock options	1,172,093	$2.49
Restricted share units	533,852	$6.34
Deferred share units	158,643	$5.84

Management’s Discussion & Analysis | 18

SKEENA RESOURCES LIMITED

Management’s Discussion and Analysis

For the three and six months ended June 30, 2024
(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

DISCUSSION OF OPERATIONS

The Company completed the six months ended June 30, 2024 with cash and cash equivalents of $127,261,000. Being in the exploration stage, the Company does not have revenue from operations, and has historically relied on equity funding for its continuing financial liquidity. During the six months ended June 30, 2024, the Company has secured project financing to gain access to funds for operations and project construction through a combination of debt, equity and other metals-production-linked instruments in order to pursue the development of the Eskay Creek Project.

Private placements and bought deal offerings

On June 24, 2024, the Company closed a non-brokered private placement offering, whereby gross proceeds of $100,000,000 were raised by the issuance of 12,021,977 flow-through shares at a price of $8.3181. In relation to this financing, funds raised were spent in the following manner, as compared with the planned use of proceeds:

Planned Use of Proceeds	Amount	Actual Use of Proceeds to June 30, 2024	Amount
Canadian Development Expenses	$100,000	Canadian Development Expenses	$nil

On June 24, 2024, the Company closed a non-brokered private placement offering, whereby gross proceeds of $22,750,000 were raised by the issuance of 3,418,702 flow-through shares at a price of $6.6545. In relation to this financing, funds raised were spent in the following manner, as compared with the planned use of proceeds:

Planned Use of Proceeds	Amount	Actual Use of Proceeds to June 30, 2024	Amount
Repayment of convertible debt	$22,750	Repayment of convertible debt	$22,750

On December 27, 2023, the Company closed a non-brokered private placement offering, whereby gross proceeds of $10,734,000 were raised by the issuance of 892,461 flow-through shares at a price of $8.80 per flow-through share and 366,248 flow-through shares at a price of $7.865 per flow-through share. In relation to this financing, funds raised were spent in the following manner, as compared with the planned use of proceeds:

Planned Use of Proceeds	Amount	Actual Use of Proceeds to June 30, 2024	Amount
Canadian Exploration Expenses	$10,734	Exploration activities	$770

On October 10, 2023, the Company closed a non-brokered private placement offering, whereby gross proceeds of $4,541,000 were raised by the issuance of 259,066 flow-through shares at a price of $8.44 per flow-through share and 249,409 flow-through shares at a price of $9.44 per flow-through share. In relation to this financing, funds raised were spent in the following manner, as compared with the planned use of proceeds:

Planned Use of Proceeds	Amount	Actual Use of Proceeds to June 30, 2024	Amount
Canadian Exploration Expenses	$4,541	Exploration activities	$3,548

Management’s Discussion & Analysis | 19

SKEENA RESOURCES LIMITED

Management’s Discussion and Analysis

For the three and six months ended June 30, 2024
(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

Discussion of Exploration and Evaluation Expenses for the three and six months ended June 30, 2024 and 2023

Three months ended June 30, 2024	Eskay	Snip	Other	Total
Accretion	$144	$—	$—	$144
Assays and analysis/storage	544	—	32	576
Camp and safety	92	—	5	97
Claim renewals and permits	1,004	—	5	1,009
Depreciation	1,440	—	—	1,440
Drilling	—	—	127	127
Environmental studies	8,441	109	—	8,550
Equipment rental	1,730	—	9	1,739
Fieldwork, camp support	3,419	—	413	3,832
Fuel	608	—	34	642
Geology, geophysics, and geochemical	5,554	—	394	5,948
Helicopter	259	—	78	337
Metallurgy	—	297	—	297
Part XII.6 tax, net of METC	247	—	—	247
Share-based payments	976	—	—	976
Transportation and logistics	1,275	—	24	1,299
Total for the period	$25,733	$406	$1,121	$27,260

Six months ended June 30, 2024	Eskay	Snip	Other	Total
Accretion	$192	$—	$—	$192
Assays and analysis/storage	757	—	88	845
Camp and safety	266	—	5	271
Claim renewals and permits	1,341	—	5	1,346
Depreciation	1,964	—	—	1,964
Drilling	—	—	127	127
Environmental studies	15,654	137	—	15,791
Equipment rental	2,015	—	9	2,024
Fieldwork, camp support	4,344	—	454	4,798
Fuel	669	—	34	703
Geology, geophysics, and geochemical	13,586	—	613	14,199
Helicopter	433	—	78	511
Metallurgy	—	373	—	373
Part XII.6 tax, net of METC	148	—	—	148
Share-based payments	2,054	—	—	2,054
Transportation and logistics	1,937	—	24	1,961
Total for the period	$45,360	$510	$1,437	$47,307

Management’s Discussion & Analysis | 20

SKEENA RESOURCES LIMITED

Management’s Discussion and Analysis

For the three and six months ended June 30, 2024
(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

Three months ended June 30, 2023	Eskay	Snip	Other	Total
Accretion	$52	$—	$—	$52
Assays and analysis/storage	94	—	23	117
Camp and safety	215	—	5	220
Claim renewals and permits	204	—	10	214
Community relations	—	—	2	2
Depreciation	439	—	—	439
Drilling	616	—	—	616
Electrical	2	—	—	2
Environmental studies	3,924	36	—	3,960
Equipment rental	216	—	1	217
Fieldwork, camp support	1,803	(8)	38	1,833
Fuel	392	5	14	411
Geology, geophysics, and geochemical	4,182	—	53	4,235
Helicopter	300	23	81	404
Metallurgy	425	—	—	425
Part XII.6 tax, net of METC	(294)	—	(27)	(321)
Share-based payments	988	—	—	988
Transportation and logistics	842	—	21	863
Total for the period	$14,400	$56	$221	$14,677

Six months ended June 30, 2023	Eskay	Snip	Other	Total
Accretion	$105	$—	$—	$105
Assays and analysis/storage	1,002	—	70	1,072
Camp and safety	223	—	5	228
Claim renewals and permits	517	17	15	549
Community relations	—	—	5	5
Depreciation	872	—	—	872
Drilling	616	—	2	618
Electrical	4	—	—	4
Environmental studies	7,178	111	—	7,289
Equipment rental	382	—	2	384
Fieldwork, camp support	2,444	—	81	2,525
Fuel	426	5	14	445
Geology, geophysics, and geochemical	7,915	—	55	7,970
Helicopter	356	23	81	460
Metallurgy	814	—	—	814
Part XII.6 tax, net of METC	(108)	—	(4)	(112)
Share-based payments	1,266	—	—	1,266
Transportation and logistics	1,211	—	24	1,235
Total for the period	$25,223	$156	$350	$25,729

Management’s Discussion & Analysis | 21

SKEENA RESOURCES LIMITED

Management’s Discussion and Analysis

For the three and six months ended June 30, 2024
(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

Exploration and evaluation expenses increased for the three months ended June 30, 2024 (“Q224”) compared to the three months ended June 30, 2023 (“Q223”), mainly due higher levels of site activity at Eskay Creek in preparation for the 2024 season which is expected to be much more robust than the prior year due to the securing of the project financing. Increased environmental studies costs to $8,550,000 during Q224 (Q223 - $3,960,000) were a result of significant advancements in permitting activities, primarily for the Environmental Assessment process. During Q224, depreciation costs increased to $1,440,000 (Q223 - $439,000) primarily due to capitalized leases relating to heavy equipment including bulldozers, excavators, loaders and haul trucks, as well as light vehicles for expanded site works projected for the 2024 season. The increase in geology, geophysics and geochemical costs during Q224 to $5,948,000 (Q223 - $4,235,000) was related primarily to engineering costs and increase in salaries and wages of site staff, such as equipment operators and site management in anticipation for higher site activity over the summer.

Exploration and evaluation expenses increased to $47,307,000 for the six months ended June 30, 2024 (“6M24”) compared to $25,729,000 for the six months ended June 30, 2023 (“6M23”), mainly due higher levels of site activity at Eskay Creek during the 6M24 in anticipation of securing the project financing package. Increased environmental studies costs to $15,791,000 during 6M24 (6M23 - $7,289,000) were a result of significant advancements in permitting activities, primarily for the Environmental Assessment process. During 6M24, depreciation costs increased to $1,964,000 (6M23 - $872,000) due to the acquisition of heavy equipment and vehicles noted above. The increase in geology, geophysics and geochemical costs during 6M24 to $14,199,000 (6M23 - $7,970,000) was related primarily to engineering costs and increase in salaries and wages of site staff primarily relating to equipment operators and site management in anticipation of higher site activity over the summer months.

SUMMARY OF QUARTERLY RESULTS

The following tables report selected financial information of the Company for the past eight quarters.

Quarter ended	30-Jun-24	31-Mar-24	31-Dec-23	30-Sep-23
Revenue (1)	$—	$—	$—	$—
Loss for the quarter	$(34,985)	$(27,418)	$(32,956)	$(39,795)
Loss per share	$(0.38)	$(0.30)	$(0.37)	$(0.45)
Quarter ended	30-Jun-23	31-Mar-23	31-Dec-22	30-Sep-22
Revenue (1)	$—	$—	$—	$—
Loss for the quarter	$(19,486)	$(16,743)	$(16,409)	$(28,778)
Loss per share	$(0.24)	$(0.22)	$(0.22)	$(0.41)
(1)	being an exploration stage company, there are no revenues from operations

The increase in loss in Q224 of $34,985,000 compared to the loss in Q223 of $19,486,000 is mainly due to a significant increase in exploration and evaluation expenses in Q224 of $27,260,000 (Q223 - $14,677,000) to advance Eskay Creek and advance related permitting activities. The Company had increased salaries and wages in addition entering into several capitalized leases for heavy machinery, which include bulldozers, excavators, loaders and haul trucks as well as light vehicles to support the preliminary site works being completed at Eskay Creek support the permitting activities. The Company also recognized a loss in the change in fair value of convertible debenture of $1,973,000 (Q223 - $nil) due to the revaluation of the debt component of the convertible debenture during the period. The increase in loss between Q224 and Q223 was offset by a decrease in share-based compensation to $744,000 in Q224 compared to $2,352,000 in Q223 due to the reversal of share-based compensation recognized in previous periods for unvested stock options and RSUs that were forfeited during Q224.

Management’s Discussion & Analysis | 22

SKEENA RESOURCES LIMITED

Management’s Discussion and Analysis

For the three and six months ended June 30, 2024
(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

The increase in the loss in Q224 of $34,985,000 compared to the three months ended March 31, 2024 (“Q124”) of $27,418,000 was primarily due to an increase in exploration and evaluation expenses to $27,260,000 (Q124 - $20,047,000) as a result of the planned winter closure of the Eskay site during Q124.  The increase in loss between Q224 and Q124 was offset by a decrease in stock-based compensation to $744,000 in Q224 compared to 3,001,000 in Q124 due to the forfeiture of unvested stock options and RSUs during Q224.

Cash flows for the three months ended June 30, 2024

The Company’s operating activities consumed net cash of $21,946,000 during Q224 (Q223 - $14,571,000). The increase in cash used in operating activities in Q224 compared to Q223 was primarily due to higher exploration and evaluation expenditures incurred during Q224 of $27,260,000 (Q223 - $14,677,000).

During Q224, the Company’s investing activities consumed net cash of $3,457,000 (Q223 - $3,095,000). The increase in cash used in investing activities during Q224 related primarily to deposits of $1,531,000 (Q123 - $149,000) paid relating to the acquisition of capital assets and preliminary work to be performed on certain infrastructure at Eskay Creek.

The Company’s financing activities provided $94,076,000 during Q224 (Q223 - $69,410,000). The increase is primarily due to the proceeds from the private placements in relation to the project financing in Q224 of $122,750,000, offset by $25,928,000 repayment of the Franco-Nevada Corporation convertible debenture. During Q223, financing activities comprised primarily of $73,537,000 in proceeds on closing of a bought deal financing, offset by share issue costs of 3,936,000.

Cash flows for the six months ended June 30, 2024

The Company’s operating activities consumed net cash of $45,163,000 during 6M24 (6M23 - $32,380,000). The increase in cash used in operating activities from 6M23 to 6M24 was primarily due to higher exploration and evaluation expenditures incurred during 6M24 of $47,307,000 (6M23 - $25,729,000).

During 6M24, the Company’s investing activities consumed net cash of $11,855,000 (6M23 - $5,068,000). The increase in cash used in investing activities during 6M24 related primarily to deposits of $7,507,000 (6M23 - $1,963,000) paid relating to the acquisition of capital assets and preliminary work to be performed on certain infrastructure at Eskay Creek.

The Company’s financing activities provided $93,612,000 during 6M24 (6M23 - $70,292,000). The increase is primarily due to the proceeds from the private placements in relation to the project financing in 6M24 of $122,750,000, offset by $25,928,000 repayment of the Franco-Nevada Corporation convertible debenture. During 6M23, financing activities comprised primarily of $73,537,000 in proceeds on closing of a bought deal financing, offset by share issue costs of 3,936,000.

LIQUIDITY AND CAPITAL RESOURCES

The Company has relied primarily on share issuances in order to fund its exploration and evaluation activities and other business objectives. As at June 30, 2024, the Company has cash and cash equivalents of $127,261,000. As long as the Company meets the conditions precedent to the Gold Stream and the Senior Secured Term Loan, the Company anticipates that proceeds from the construction financing package will be sufficient to fund its capital requirements up to the commencement of commercial production at Eskay. Should the Company not be able to draw from these facilities, or in the event these facilities are insufficient to complete construction and commissioning of the mine, the Company will need to secure further financing. In the longer term, the Company’s ability to continue as going concern is dependent upon successful execution of its business plan (including bringing the Eskay Creek project to profitable operation). There can be no guarantees that future financings will be available on acceptable terms, or at all.

Management’s Discussion & Analysis | 23

SKEENA RESOURCES LIMITED

Management’s Discussion and Analysis

For the three and six months ended June 30, 2024
(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

CRITICAL ACCOUNTING ESTIMATES

Certain accounting estimates have been identified as being critical to the presentation of the Company’s financial condition and results of operations as they require management to make subjective and/or complex judgments about matters that are inherently uncertain, or there is reasonable likelihood that materially different amounts could be reported under different conditions or using different assumptions and estimates. Except as disclosed below, the Company’s significant accounting estimates and judgments are disclosed in Note 2 of the audited consolidated financial statements for the year ended December 31, 2023.

Critical accounting estimates

●	Fair values of derivatives and other financial instruments

The fair value of financial instruments that are not traded in an active market are determined using valuation techniques. Management uses its judgment to select a method of valuation and make estimates of specific model inputs that are based on conditions, including market, existing at the end of each reporting period.

There is no initial fair value amount to record for the Gold Stream as it was determined that the terms of the contract at inception represented market rates. There will be a high degree of estimation uncertainty associated with the inputs in the models used to value the stream derivative liability at each future reporting period (a level 3 fair value measurement), including the Company's forecast gold production, gold prices, volatility, and credit spread.

CHANGES IN ACCOUNTING POLICIES

New accounting policies adopted in 2024

Derivative liabilities

Derivatives are initially recognized at their fair value on the date the derivative contract is entered into, and transaction costs are expensed. The Company’s derivatives are subsequently re-measured at their fair value at each statement of financial position date with changes in fair value recognized in the consolidated statement of loss.

Fair values for derivative instruments are determined using valuation techniques, with assumptions based on market conditions existing at the statement of financial position date or settlement date of the derivative. The fair value of derivative instruments that are not traded in an active market are determined using valuation techniques. Management uses its judgment to select a method of valuation and make estimates of specific model inputs that are based on conditions, including market, existing at the end of each reporting period. Derivatives embedded in non-derivative contracts are recognized separately unless they are closely related to the host contract. All derivative instruments are recognized initially on the trade date at which the Company becomes a party to the contractual provisions of the instrument. The Company derecognizes derivative instruments when its contractual obligations are discharged or cancelled, or they expire.

Adoption of new accounting standards in 2024

Amendments to IAS 7 and IFRS 7: Supplier Finance Arrangements

In May 2023, the IASB issued amendments to IAS 7, Statement of Cash Flows ("IAS 7"), and IFRS 7, Financial Instruments Disclosures ("IFRS 7"), to provide guidance on disclosures related to supplier finance arrangements that enable the users of financial statements to assess the effects of these arrangements on the entity’s liabilities and cash flows and on the entity’s exposure to liquidity risk.

Management’s Discussion & Analysis | 24

SKEENA RESOURCES LIMITED

Management’s Discussion and Analysis

For the three and six months ended June 30, 2024
(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

The Company adopted these amendments to IAS 7 and IFRS 7 effective January 1, 2024. The extent of the impact of the adoption of these amendments has been determined to have no material impact on the financial statements.

New standards and interpretations not yet adopted in 2024

IFRS 18: Presentation and Disclosure of Financial Statements

On April 9, 2024, the IASB issued IFRS 18, Presentation and Disclosure in Financial Statements (“IFRS 18”), to improve reporting of financial performance. IFRS 18 replaces IAS 1, Presentation of Financial Statements (“IAS 1”). IFRS 18 carries forward many of the requirements of IAS 1 but introduces significant changes to the structure of a company’s statement of income (loss).

The standard is applicable for annual reporting periods beginning on or after January 1, 2027, with earlier adoption permitted. The Company is currently evaluating the impact of the adoption of the standard.

FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash and cash equivalents, marketable securities, receivables, deposits, contingent consideration receivable, accounts payable, and other liabilities. The Company’s risk exposure and the impact on the Company’s financial instruments are summarized below:

Credit risk

Credit risk is the risk of an unexpected loss if a counterparty to a financial instrument fails to meet its contractual obligations. The Company's credit risk is primarily attributable to the carrying value of its cash and cash equivalents, receivables and deposits totaling $132,486,000 (December 31, 2023 – $96,462,000). The Company limits its exposure to credit risk by dealing with high credit quality counterparties. The Company's cash and cash equivalents are primarily held at large credit worthy Canadian financial institutions. The Company's receivables consist primarily of sales taxes due from the Federal Government of Canada and interest from Canadian financial institutions.

Credit losses are measured using a present value and probability-weighted model that considers all reasonable and supportable information available without undue cost or effort along with information available concerning past defaults, current conditions and forecasts at the reporting date. IFRS 9 – Financial Instruments, requires the recognition of 12 month expected credit losses (the portion of lifetime expected credit losses from default events that are expected within 12 months of the reporting date) if credit risk has not significantly increased since initial recognition (stage 1), lifetime expected credit losses for financial instruments for which the credit risk has increased significantly since initial recognition (stage 2) or which are credit impaired (stage 3). There are no material expected credit losses with respect to the Company’s financial instruments held at amortized cost.

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices. Market risk consists of interest rate risk, currency risk and other price risk.

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to interest rate risk with respect to interest earned on cash and cash equivalents. Once draws

Management’s Discussion & Analysis | 25

SKEENA RESOURCES LIMITED

Management’s Discussion and Analysis

For the three and six months ended June 30, 2024
(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

are made on the Senior Term Loan facility, the Company will be exposed to interest rate risk on loan obligations that bear interest at a floating rate. Once draws are made on the Gold Stream, the Company will be exposed to credit spread risk on the gold stream derivative liability, being the risk that the fair value of the financial instrument will fluctuate because of changes in the Company's credit spread. The Company does not use derivative instruments to reduce its exposure to interest rate risk.

Currency risk

Currency risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The functional currency of the Company is the Canadian dollar. The carrying amounts of financial assets and liabilities denominated in currencies other than the Canadian dollar are subject to fluctuations in the underlying foreign currency exchange rates and gains and losses on such items are included as a component of net loss for the period. At June 30, 2024, the Company has US$16,658,000 of cash and cash equivalents. Once draws are made on the Senior Term Loan facility, the Company will be exposed to foreign exchange risk with respect to foreign denominated loan obligations as the future cash repayments of the Company’s loan obligations, measured in Canadian dollars, being the Company’s functional currency, will fluctuate because of changes in the US dollar exchange rate. Once draws are made on the Gold Stream, the Company will be exposed to foreign exchange risk on the gold stream derivative liability. The Company does not use derivative instruments to reduce its exposure to foreign exchange risk. Based on balances of these instruments at June 30, 2024, a 1% increase (decrease) in foreign exchange rates at June 30, 2024 would have decreased (increased) net loss before tax by $223,000.

Other price risk

Other price risk is the risk that the fair values of future cash flows of a financial instrument will fluctuate because of changes in market prices, other than interest rate risk or currency risk. At June 30, 2024, the Company held investments in marketable securities which are measured at fair value. The fair values of investments in marketable securities are based on the closing share price of the securities at the reporting date. A 10% decrease in the share price of the Company’s marketable securities at June 30, 2024 would have resulted in a $91,000 decrease to the carrying value of the Company’s marketable securities and an increase of the same amount to the Company’s unrealized loss on marketable securities. Once draws are made on the Gold Stream Agreement, the Company will be exposed to gold price risk on the gold stream derivative liability, being the risk that the fair value of future cash flows of the financial instrument will fluctuate because of changes in market gold prices. The Company does not use derivative instruments to reduce its exposure to gold price risk.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they become due. The Company’s approach to managing liquidity risk is to ensure that it will have sufficient cash to meet liabilities when due. The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities. Management and the Board of Directors are actively involved in the review, planning and approval of significant expenditures and commitments.

On June 24, 2024, the Company entered into a construction financing package for the development and construction of Eskay. As long as the Company meets the conditions precedent to the Gold Stream and the Senior Secured Term  Loan, the Company anticipates that proceeds from the construction financing package will be sufficient to fund its capital requirements up to the commencement of commercial production at Eskay.

Management’s Discussion & Analysis | 26

SKEENA RESOURCES LIMITED

Management’s Discussion and Analysis

For the three and six months ended June 30, 2024
(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

RELATED PARTY TRANSACTIONS

Key management compensation

Key management personnel at the Company are the directors and officers of the Company. The remuneration of key management personnel during the three and six months ended June 30, 2024 and 2023 is as follows:

	For the three months ended		For the six months ended
	June 30,		June 30,
	2024	2023	2024	2023
Director remuneration	$95	$82	$191	$163
Officer & key management remuneration[1]	$876	$843	$1,752	$1,697
Termination benefits	$—	$—	$—	$675
Share-based payments	$1,801	$2,424	$4,603	$4,054
[1]

Remuneration consists exclusively of salaries, bonuses, and health benefits for officers and key management. These costs are components of both administrative compensation, consulting and exploration and evaluation expense categories in the unaudited condensed interim consolidated statements of loss and comprehensive loss.

Share-based payment expenses to related parties recorded in exploration and evaluation expense and general and administrative expense during the three and six months ended June 30, 2024 and 2023 are as follows:

	For the three months ended		For the six months ended
	June 30,		June 30,
	2024	2023	2024	2023
Exploration and evaluation expense	$254	$239	$513	$365
General and administrative expense	$1,547	$2,185	$4,090	$3,689

Recoveries

During the three and six months ended June 30, 2024, the Company recovered $nil (2023 – $2,000) and $nil (2023 – $6,000), respectively, from a company with a common officer as a result of billing for employee time used to provide services. The salary recoveries were recorded in administrative compensation expense.

Accounts payable and accrued liabilities

Included in accounts payable and accrued liabilities at June 30, 2024 is $729,000 (December 31, 2023 – $1,004,000) due to key management personnel in relation to compensation noted above.

Management’s Discussion & Analysis | 27

SKEENA RESOURCES LIMITED

Management’s Discussion and Analysis

For the three and six months ended June 30, 2024
(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Company is responsible for establishing and maintaining internal control over financial reporting as such term is defined in National Instrument 52-109 – Certification of Disclosure in Issuer’s Annual and Interim Filings in Canada (“NI 52-109”) and under the Securities Exchange Act of 1934, as amended, in the United States. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting for external purposes in accordance with IFRS as issued by the IASB. The Company’s internal control over financial reporting includes:

●	maintaining records, that in reasonable detail, accurately and fairly reflect our transactions and dispositions of the assets of the Company;
●	providing reasonable assurance that transactions are recorded as necessary for preparation of the consolidated financial statements in accordance with IFRS as issued by the IASB;
●	providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Company; and
●	providing reasonable assurance that unauthorized acquisition, use or disposition of Company assets that could have a material effect on the Company’s consolidated financial statements would be prevented or detected on a timely basis.

The Company’s internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures.

There were no changes to the Company’s internal controls over financial reporting during the three months ended June 30, 2024 that have materially affected, or are likely to materially affect, the Company’s internal control over financial reporting or disclosure controls and procedures.

Limitation of Controls and Procedures

The CEO and CFO, in consultation with management, believe that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the controls.

The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Management’s Discussion & Analysis | 28

SKEENA RESOURCES LIMITED

Management’s Discussion and Analysis

For the three and six months ended June 30, 2024
(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

RISK FACTORS

A detailed description of the risk factors associated with the Company and its business is contained in the Company’s Annual Information Form for the most recent year ended December 31, 2023 which can be found on SEDAR+ and EDGAR.

Mineral exploration companies face a variety of risks and, while unable to eliminate all of them, the Company aims at managing and reducing such risks as much as possible.

Few exploration projects successfully achieve development due to factors that cannot be predicted or anticipated, and even one such factor may result in the economic viability of a project being detrimentally impacted such that it is neither feasible nor practical to proceed. The Company closely monitors its activities and those factors that could impact them and retains experienced consultants to assist in its risk management and to make timely adequate decisions.

The DFS contemplates the interconnection of Skeena’s electrical transmission line to electrical infrastructure owned by an independent third party. This interconnection would shorten the transmission line that Skeena would have to build in order to connect to the electrical grid. Skeena is currently working with this third party in drafting the interconnection agreement. However, there is a risk that Skeena and the third party may not be able to come to a final agreement, resulting in increased costs for the project.

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims, as well as the potential for problems arising from the frequently ambiguous conveyance history characteristic of many mineral properties.

The price of the commodities being explored is also a significant risk factor, as a substantial decline in their price could result in a decision to abandon a specific project.

Environmental laws and regulations could also impact the viability of a project. The Company believes it has complied in all material respects with these regulations, but there can be changes in legislation outside the Company’s control that could also add a risk factor to a project. Finally, operating in a specific country has legal, political and currency risks that must be carefully considered to ensure their level is commensurate to the Company’s assessment of the project.

Timelines for the Environmental Assessment and permit approvals are not guaranteed. Any statements made by the Company regarding the completion of environmental assessments or receipt of construction or operating permits are forecasts based on best information available at the time of the statement. Such timeline forecasts are subject to change based on a variety of technical, regulatory, and community relations factors.

Even though the Company secured the Project Financing in June 2024, there is no assurance that the proceeds from the financing will be sufficient to bring the Eskay Creek Project into commercial production or that conditions precedent to the remaining drawdowns of funds will be satisfied. A lack of further financing could result in delay or permanent postponement of the construction and commissioning of the Eskay Creek Project.

Development and Operational Risk

Mining development projects and mining operations generally involve a high degree of risk which could adversely impact our success and financial performance. Development projects typically require significant expenditures before production is possible. Actual capital or operating costs may be materially different from estimated capital or operating costs. Development projects can also experience unexpected delays and problems during permitting, construction and development, during mine start-up or during production. The construction and development of a mining project is also subject to many other risks, including, without limitation, risks relating to:

Management’s Discussion & Analysis | 29

SKEENA RESOURCES LIMITED

Management’s Discussion and Analysis

For the three and six months ended June 30, 2024
(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

●	Ability to obtain project financing on commercially reasonable terms, or at all;
●	Ability to obtain regulatory approvals or permits on a timely basis or at all and, if obtained, ability to comply with any conditions imposed by such regulatory approvals or permits and maintain such approvals and permits;
●	Cost overruns due to, among other things, delays, changes to inputs or changes to engineering;
●	Delays in construction and development of required infrastructure and variations from estimated or forecasted construction schedule;
●	Technical complications, including adverse geotechnical conditions and other impediments to construction and development;
●	Accuracy of Reserve and Resource estimates;
●	Accuracy of engineering and changes in scope;
●	Accuracy of estimated metallurgical recoveries;
●	Accuracy of estimated plant throughput;
●	Accuracy of the estimated capital required to build and operate the project;
●	Adverse regulatory developments, including the imposition of new regulations;
●	Fluctuation in prevailing prices for gold, silver and other metals, which may affect the profitability of the project;
●	Community action or other disruptive activities by stakeholders;
●	Adequacy and availability of a skilled workforce;
●	Difficulties in procuring or a failure to procure required supplies and resources to develop, construct and operate a mine;
●	Availability, supply and cost of power;
●	Weather or severe climate impacts;
●	Litigation;
●	Dependence on third parties for services and utilities;
●	The interpretation of geological data obtained from drill holes and other sampling techniques;
●	Government regulations, including regulations relating to prices, taxes and royalties; and
●	A failure to develop or manage a project in accordance with expectations or to properly manage the transition to an operating mine.

Our operations are also subject to all of the hazards and risks normally encountered in the exploration and development of mineral projects and properties, including unusual and unexpected geologic formations, seismic activity, rock slides, ground instabilities or failures, mechanical  failures, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of facilities, damage to life or property, environmental damage and possible legal liability.

Most of the above factors are beyond the control of the Company. The exact effect of these factors cannot be accurately predicted, but any one of these factors or a combination thereof may have an adverse effect on the Company’s business.

We are subject to the continued listing criteria of the TSX and the NYSE and our failure to satisfy these criteria may result in delisting of our common shares.

Our common shares are currently listed on the TSX and the NYSE. In order to maintain the listing, we must maintain certain financial and share distribution targets, including maintaining a minimum number of public shareholders, and, in the case of the NYSE, a minimum share price. In addition to objective standards, the TSX or the NYSE may delist the securities of any issuer if, in its opinion: the issuer’s financial condition and/or operating results appear unsatisfactory; if the Company fails to accurately report financial performance on a timely basis; if it appears that the extent of public distribution or the aggregate market value of the security has become so reduced as to make continued listing on the TSX or the NYSE inadvisable; if the issuer sells or disposes of principal operating assets or ceases to be an operating company; if an issuer fails to comply with the listing requirements of TSX or the NYSE; or if any other event occurs or any condition exists which makes continued listing on the TSX or the NYSE, in the opinion of the TSX or the NYSE, inadvisable.

Management’s Discussion & Analysis | 30

SKEENA RESOURCES LIMITED

Management’s Discussion and Analysis

For the three and six months ended June 30, 2024
(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

If the TSX or the NYSE delists our common shares, investors may face material adverse consequences, including, but not limited to, a lack of trading market for the common shares, reduced liquidity, decreased analyst coverage of the Company, and an inability for us to obtain additional financing to fund our operations.

Economic and Other Risks

Certain global developments have resulted in additional risk factors that have the potential to introduce uncertainty in the Company’s future operations, particularly during the construction phase of the Eskay Creek Project, namely:

●	Changes in general economic conditions, the financial markets, inflation and interest rates and in the demand and market price for our costs, such as labour, steel, concrete, diesel fuel, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar and Canadian dollar. During the six months ended June 30, 2024 and year ended December 31, 2023, operations have experienced higher inflation on material inputs due to market conditions.
●	Uncertainties resulting from the Russia-Ukraine and Israel-Palestine conflicts, and the accompanying international response, created increased volatility in commodity markets (including oil and gas prices), and disrupted international trade and financial markets, all of which have an ongoing and uncertain effect on global economics, supply chains, availability of materials and equipment, and execution timelines for project development. To date, the Company’s operations have not been materially negatively affected by the ongoing conflicts, but should these conflicts go on for an extended period of time, or should other geopolitical disputes and conflicts emerge in other regions, these could result in material adverse effects to the Company.

Acquisition, Business Arrangements and Transaction Risk

The Company may seek new mining and development opportunities in the mining industry as well as business arrangements or transactions. In pursuit of such opportunities, the Company may fail to select appropriate acquisition targets or negotiate acceptable arrangements, including arrangements to finance acquisitions or integrate the acquired businesses and their workforce into the Company. Ultimately, any acquisitions would be accompanied by risks, which could include change in commodity prices, difficulty with integration, failure to realize anticipated synergies, significant unknown liabilities, delays in regulatory approvals and exposure to litigation.

There may be an inability to complete the investment on the proposed terms or at all due to delays in obtaining or inability to obtain required regulatory and exchange approvals. Any issues that the Company encounters in connection with an acquisition, business arrangement or transaction could have an adverse effect on its business, results of operations and financial position.

No History of Dividends

The Company has not, since the date of its incorporation, declared or paid any cash dividends on its common shares and does not currently have a policy with respect to the payment of dividends. The payment of dividends in the future will depend on the earnings, if any, and the Company’s financial condition and such other factors as the Board of Directors considers appropriate.

Management’s Discussion & Analysis | 31

SKEENA RESOURCES LIMITED

Management’s Discussion and Analysis

For the three and six months ended June 30, 2024
(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

RESPONSIBILITY FOR TECHNICAL INFORMATION

The technical and scientific information relating to exploration activities disclosed in this document was prepared under the supervision of and verified and reviewed by Paul Geddes, P. Geo, the Company’s Senior Vice President of Exploration & Resource Development, and a "Qualified Person" as defined in NI 43-101. Data verification involves data input and review by senior project geologists at site, scheduled weekly and monthly reporting to senior exploration management and the completion of project site visits by senior exploration management to review the status of ongoing project activities and data underlying reported results. All drilling results for exploration projects or supporting resource and reserve estimates referenced in this MD&A have been previously reported in news releases disclosures by the Company and have been prepared in accordance with NI 43-101. The sampling and assay data from drilling programs are monitored through the implementation of a quality assurance - quality control (“QA-QC”) program designed to follow industry best practice.

INFORMATION CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED RESOURCES

The mineral reserves and mineral resources included or incorporated by reference in this MD&A have been estimated in accordance with NI 43-101 as required by Canadian securities regulatory authorities, which differ from the requirements of U.S. securities laws. The terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are Canadian mining terms as defined in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) “CIM Definition Standards – For Mineral Resources and Mineral Reserves” adopted by the CIM Council (as amended, the “CIM Definition Standards”).

The U.S. Securities and Exchange Commission (the “SEC”) has mineral property disclosure rules in Regulation S-K Subpart 1300 applicable to issuers with a class of securities registered under the Securities Exchange Act of 1934 (the “Exchange Act”), which rules were updated effective February 25, 2019 (the “SEC Mineral Property Rules”) with compliance required for the first fiscal year beginning on or after January 1, 2021. Skeena is not required to provide disclosure on its mineral properties under the SEC Mineral Property Rules or their predecessor rules under SEC Industry Guide 7 because it is a “foreign private issuer” under the Exchange Act and is entitled to file reports with the SEC under a multijurisdictional disclosure system (“MJDS”). The SEC Mineral Property Rules include terms describing mineral reserves and mineral resources that are substantially similar, but not always identical, to the corresponding terms under the CIM Definition Standards. The SEC Mineral Property Rules allow estimates of “measured”, “indicated” and “inferred” mineral resources. The SEC Mineral Property Rules’ definitions of “proven mineral reserve” and “probable mineral reserve” are substantially similar to the corresponding CIM Definition Standards. Investors are cautioned that, while these terms are substantially similar to definitions in the CIM Definition Standards, differences exist between the definitions under the SEC Mineral Property Rules and the corresponding definitions in the CIM Definition Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that Skeena may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had Skeena prepared the mineral reserve or mineral resource estimates under the standards adopted under the SEC Mineral Property Rules.

In addition, investors are cautioned not to assume that any part or all of the mineral resources constitute or will be converted into reserves. These terms have a great amount of uncertainty as to their economic and legal feasibility. Accordingly, investors are cautioned not to assume that any “measured”, “indicated”, or “inferred” mineral resources that Skeena reports in this MD&A are or will be economically or legally mineable. Further, “inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian securities laws, estimate of “inferred mineral resources” may not form the basis of feasibility or prefeasibility studies, except in rare cases where permitted under NI 43-101.For these reasons, the mineral reserve and mineral resource estimates and related information in this MD&A may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the U.S. federal securities laws and the rules and regulations thereunder.

Management’s Discussion & Analysis | 32

SKEENA RESOURCES LIMITED

Management’s Discussion and Analysis

For the three and six months ended June 30, 2024
(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

CONTINGENCIES

Due to the nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. The Company accrues such items as liabilities when the amount can be reasonably estimated, and settlement of the matter is probable to require an outflow of future economic benefits from the Company.

In 2022, the Chief Gold Commissioner and Supreme Court of British Columbia determined that the Company did not own the mineral rights to materials previously deposited in the Albino Lake Storage Facility by Barrick. In July 2024, the British Columbia Court of Appeal overturned the decision of the Chief Gold Commissioner and Supreme Court of British Columbia. The matter has been referred back to the Chief Gold Commissioner for rehearing and reconsideration in light of the British Columbia Court of Appeal’s decision. As the materials contained in the Albino Lake Storage Facility were not included in the Company’s Eskay Creek Prefeasibility Study, Feasibility Study and updated Feasibility Study, the outcome of this matter is not expected to have any effect on the carrying value of Eskay.

OFF BALANCE SHEET ARRANGEMENTS

The Company has not entered into any off-balance sheet arrangements.

CONTRACTUAL OBLIGATIONS

At June 30, 2024, the Company had the following contractual obligations outstanding:

	Less than 1 year	1-5 years	Greater than 5 years	Total
Accounts payable	$21,415	$—	$—	$21,415
Commitment to spend on exploration and development[1]	58,004	52,953	—	110,957
Reclamation and mine closure[2]	33	304	26,859	27,196
Leases[3]	11,851	7,635	12,058	31,544
Other liabilities[4]	712	540	—	1,252
Contractual obligations	7,224	—	—	7,224
Total	$99,239	$61,432	$38,917	$199,588

(1)	Amounts represent commitments to spend on qualifying Canadian Exploration Expenses (“CEE”) and Canadian Development Expenses (“CDE”) as defined in Canadian Income Tax Act. The Company issued flow-through common shares during the year ended December 31, 2023, and, as a result, the Company is required to spend $10,957,000 in CEE prior to December 31, 2024. The Company issued $100,000,000 in flow-through common shares during the six months ended June 30, 2024, and, as a result, the Company is required to spend $27,572,000 in CDE by December 31, 2024 and $72,428,000 in CDE by December 31, 2025.
(2)	Reclamation and mine closure amounts represent the Company’s estimate of the cash flows associated with its legal obligation to reclaim mining properties. This amount will increase as site disturbances increase and will decrease as reclamation work is completed. Amounts shown on the table are undiscounted.
(3)	Including non-lease components such as common area maintenance and other costs.
(4)	Includes the remaining $500,000 cash obligations pursuant to the acquisition of mineral properties from Coast Copper Corp in October 2022. Additionally, the Company has a remaining commitment to issue $500,000 in common shares based on the 20-day volume weighted average trading price on the TSX, issuable in increments of $250,000 at each six-month anniversary of the closing date of the transaction.

Management’s Discussion & Analysis | 33

SKEENA RESOURCES LIMITED

Management’s Discussion and Analysis

For the three and six months ended June 30, 2024
(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

OUTSTANDING SHARE DATA

The following section updates the Outstanding Share Data provided in the condensed interim consolidated financial statements for the three and six months ended June 30, 2024 to the date of the MD&A:

Common shares

Common shares outstanding at June 30, 2024	106,404,660
Common shares issued	244,930
Common shares outstanding at the date of the MD&A	106,649,590

Stock options

Stock options outstanding at June 30, 2024	5,581,278
Stock options exercised	(194,930)
Stock options outstanding at the date of the MD&A	5,386,348

RSUs

RSUs outstanding at June 30, 2024	1,713,956
RSUs vested	(50,000)
RSUs outstanding at the date of the MD&A	1,663,956

DSUs

DSUs outstanding at June 30, 2024 and at the date of the MD&A	244,900

PSUs

PSUs outstanding at June 30, 2024 and at the date of the MD&A	754,600

Management’s Discussion & Analysis | 34

SKEENA RESOURCES LIMITED

Management’s Discussion and Analysis

For the three and six months ended June 30, 2024
(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

OTHER INFORMATION

Directors:
Walter Coles, Jr. (Chair)	Executive Chairman
Craig Parry[2]	Lead Independent Director
Randy Reichert	President & Chief Executive Officer
Suki Gill[1,2]	Independent Director
Greg Beard[1,3]	Independent Director
Nathalie Sajous[1,3]	Independent Director

Board Committees:

1.	Audit Committee
2.	Compensation Committee
3.	Nominating & Corporate Governance Committee

Officers:
Walter Coles, Jr.	Executive Chairman
Randy Reichert	President & Chief Executive Officer
Andrew MacRitchie	Chief Financial Officer
Paul Geddes, P.Geo	Senior Vice President, Exploration & Resource Development
Justin Himmelright	Senior Vice President, External Affairs & Sustainability
Robert Kiesman	Corporate Secretary

Corporate Head Office	Investor Relations
2600 - 1133 Melville Street	Galina Meleger, Vice President, Investor Relations
Vancouver, BC	Phone: +1-604-684-8725
V6E 4E5 Canada	Email: info@skeenaresources.com
https://skeenaresources.com

Auditors	Solicitors
KPMG LLP	McCarthy Tétrault LLP
777 Dunsmuir Street	2400 - 745 Thurlow Street
Vancouver, BC	Vancouver, BC
V7Y 1K3 Canada	V6E 0C5 Canada

Registrar and Transfer Agent

Computershare Trust Company of Canada

510 Burrard Street

3rd Floor

Vancouver, BC

V6C 3B9 Canada

Management’s Discussion & Analysis | 35